
03020759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A


SEC MAIL
RECEIVED
PROCESSING
MAY 29 2003
WASH., D.C.
SECTION

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

24-10053

GRAFX IMAGE, INCORPORATED
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

9825 East Turquoise Avenue
Scottsdale, Arizona 85258
(602) 821-6492
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

PROCESSED
MAY 30 2003
THOMSON FINANCIAL

Ralph Kinkade
1233 Spartan Avenue
Carson City, Nevada 89701
(775) 841-9735
(Name, address, including zip code, and telephone number, including area code, of agent for service)

---------	85-0488769
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)



PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Kevin Ericksteen, 9825 East Turquoise Avenue, Scottsdale, Arizona 85258

(b) the issuer's officers;

Kevin Ericksteen, 9825 East Turquoise Avenue, Scottsdale, Arizona 85258

(c) the issuer's general partners;

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Kevin Ericksteen, 9825 East Turquoise Avenue, Scottsdale, Arizona 85258

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Kevin Ericksteen, 9825 East Turquoise Avenue, Scottsdale, Arizona 85258

(f) promoters of the issuer;

Kevin Ericksteen, 9825 East Turquoise Avenue, Scottsdale, Arizona 85258

(g) affiliates of the issuer;

Kevin Ericksteen, 9825 East Turquoise Avenue, Scottsdale, Arizona 85258

(h) counsel to the issuer with respect to the proposed offering;

The O'Neal Law Firm, P.C., Attention William D. O'Neal, 668 North 44th Street, Suite 233, Phoenix, Arizona 85008

(i) each underwriter with respect to the proposed offering;

N/A

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners; and

N/A

(m) counsel to the underwriter.

N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No person identified in Item 1 above is subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The proposed offering does not involve the sale of any securities by affiliates of the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

N/A

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities are to be offered to investors residing only in the States of Arizona, Nevada, Illinois, Indiana and Arkansas by the directors/officers of the Company pursuant to applicable state exemptions.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

N/A

(2) the title and amount of securities issued;

N/A

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

N/A

(4) the names and identities of the persons to whom the securities were issued.

N/A

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

N/A

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

N/A

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

N/A

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

N/A

(2) To stabilize the market for any of the securities to be offered;

N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

NO

PART II — OFFERING CIRCULAR

* * * * * * * * * * * * * * * * * * * *

COVER PAGE

GRAFX IMAGE, INCORPORATED
(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock

Maximum number of securities offered: 500,000

Minimum number of securities offered: N/A

Price per security: $0.10

Total proceeds: If maximum sold: $50,000 If minimum sold: $ N/A
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? If yes, what percent is commission of price to public?
NO

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[X] Has never conducted operations.
[ ] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
N/A	N/A	N/A

TABLE OF CONTENTS

	Page
The Company	10
Risk Factors	10
Business and Properties	14
Offering Price Factors	18
Use of Proceeds	21
Capitalization	23
Description of Securities	24
Plan of Distribution	28
Dividends, Distributions and Redemptions	29
Officers and Key Personnel of the Company	29
Directors of the Company	32
Principal Stockholders	34
Management Relationships, Transactions and Remuneration	36
Litigation	38
Federal Tax Aspects	38
Miscellaneous Factors	39
Financial Statements	39
Managements Discussion and Analysis of Certain Relevant Factors	39

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 69 pages.

THE COMPANY

1. Exact corporate name: GRAFX IMAGE, INCORPORATED

   State and date of incorporation: Nevada/ October 28, 1999

   Street address of principal office: 9825 East Turquoise Avenue, Scottsdale, Arizona 85258

   Company Telephone Number: (602) 821-6492

   Fiscal year: December 31
   (month) (day)

   Person(s) to contact at Company with respect to offering:

   Kevin Ericksteen

   Telephone Number (if different from above):

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

   (1) The Company was incorporated on October 28, 1999. The Company is a development stage business with a limited operating history. Companies in an early stage of development frequently encounter many risks, expenses and difficulties. The risks faced by the Company include, but are not limited to, the need to continue to raise debt and/or equity capital, a new and evolving business model and the management of growth. To address these risks, the Company must, among other things, continue to develop the strength and quality of its operations, maximize the value delivered to clients, respond to competitive developments and continue to attract, retain and motivate qualified employees and managers. If the Company is not successful, its business, results of operations and financial condition will be materially and adversely affected.

   (2) The expansion and development of the Company's business will require significant additional capital. The Company will need to secure financing in order to fund its operations. The Company may be unable to raise additional capital on acceptable terms, or at all. If the Company is unable to raise additional capital, its business will be significantly harmed, including its ability to meet its operating capital requirements and to compete successfully. Furthermore, any debt financing, if available, may involve restrictive covenants, which may limit the Company's operating flexibility with respect to certain business matters. If

additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's existing stockholders will be reduced, its stockholders may experience additional dilution in net book value per share, and such equity securities may have rights, preferences or privileges senior to those of the Company's existing stockholders.

(3) The Company intends to grow its business internally. Any such growth will increase the demands on the Company's management, operating systems and internal controls. The Company's existing management resources and operational, financial, human and management information systems and controls may be inadequate to support existing or expanded operations. The Company may be unable to manage growth successfully. If the Company grows but is unable to successfully manage such growth, its business will suffer and its capacity for future growth will be significantly impaired. Because of these factors, the Company may be unable to predict with any degree of accuracy its future ability to grow or rate of growth.

(4) The market for internet-related services is highly competitive. The Company believes that competition will intensify and increase in the future. The Company's competitors include other providers of similar services. Since the Company is recently formed, has a limited history of business operations and has not previously raised significant capital, virtually all of these competitors enjoy substantial competitive advantages, such as:

- existing services and experience in the marketplace;
- greater name recognition and larger marketing budgets and resources;
- established marketing and customer relationships; and
- substantially greater financial, technical and other resources.

As a result, these competitors may be able to respond more quickly and effectively than the Company to new or changing opportunities, technologies or customer requirements. Existing or future competitors may develop or offer products that provide price, service, number or type of providers or other advantages over those the Company intends to offer. In addition, there are no significant barriers to new competitors entering the market place. If the Company fails to compete successfully against current or future competitors with respect to these or other factors, its business, financial condition, and results of operations may be materially and adversely affected.

(5) Because the Company's future profitability is dependent on the state of the overall stock market, any material fluctuation in the marketplace could result in the business failing.

(6) Interruptions to the Company arrangements with its customers may have an adverse effect on its ability to operate.

(7) The Company might seek to compensate providers of services by issuance of stock in lieu of cash. Any such stock issuance would dilute ownership interests of the shareholders. For example, it is possible that the Company would grant stock or stock options to compensate its executives and employees. Whether or not the Company's cash assets prove to be inadequate to meet its operational needs, the Company might seek to compensate providers of services by

issuance of stock in lieu of cash, which would have a dilutive effect on the ownership interests of shareholders.

(9) The Company's major shareholder, Kevin Ericksteen, could sell his control block to an outside party resulting in a majority of the voting power being transferred to the purchaser(s). The result could be that new shareholder(s) would control the Company and persons unknown could replace the Company management. It is uncertain whether any such new management would continue to implement the Company's current business plan.

(10) The Company will be heavily dependent upon Kevin Ericksteen's entrepreneurial skills and experience to implement its business plan and may, from time to time, find that the inability to devote full time and attention to its affairs will result in delay(s) in progress towards the implementation of its business plan or in a failure to implement its business plan. Mr. Ericksteen devotes approximately 40% of his time to the Company. Moreover, the Company does not have an employment agreement with Mr. Ericksteen and as a result, there is no assurance that he will continue to manage its affairs in the future. Nor has the Company obtained a key man life insurance policy on Mr. Ericksteen. The Company could lose the services of Mr. Ericksteen, or Mr. Ericksteen could decide to join a competitor or otherwise compete directly or indirectly with the Company, which would have a significant adverse effect on its business and could cause the price of its stock to be significantly decline in value.

(11) Mr. Ericksteen's lack of marketing experience could result in delays or business failure. Mr. Ericksteen is not a sales or marketing professional by trade, and will need to rely on the advice of third party consultants. There are currently no arrangements or agreements with any such third party consultants, nor can we be assured that such services will be available to the Company on acceptable terms. The Company has not developed or adopted any formal criteria or policy with respect to the hiring of third party consultants.

(12) The Company may make investments in or acquire complementary products, technologies and businesses, or a business completely unrelated to the Company's current business plan. Acquisition of a completely unrelated business would result in a change of business not contemplated by existing shareholders. The Company may consider a future financing or business combination that, because of the size of the related stock issuance, would result in a majority of the voting power being transferred to third parties. The result could be that new shareholder(s) would control the Company and persons unknown could replace the Company management. It is uncertain whether any such replacements would continue to implement the Company's current business plan and in any event may result in a new management team not considered by existing shareholders. In such case, an investor could not only lose its entire investment, but could lose its entire investment on a business decision it did not have the opportunity to evaluate at the time of investing in the Company. The Company has had no discussions with third parties regarding business opportunities and there currently are no business acquisitions that are probable.

(13) If the Company acquires a company, it could face difficulties in assimilating that company's personnel and operations. Acquisitions also involve the need for integration into existing administration, services marketing, and support efforts. These acquisitions and

investments could disrupt its ongoing business, distract management and employees and increase its expenses. The Company cannot predict the extent to which its liquidity and capital resources will be diminished prior to consummation of a business combination or whether its capital will be further depleted by the operation losses (if any) of a business entity that is acquired. In addition, the key personnel of the acquired company may decide not to work for the Company. Any amortization of goodwill or other assets, or other charges resulting from the costs of these acquisitions, could increase the Company operating costs.

(14) There is no assurance that the Company will provide a return on investment in the future. The Company is in the early stages of development and could fail before implementing its business plan. The Company has not achieved profitability, and expects to incur net losses for the foreseeable future. As a result of the Company's limited operating history, it is difficult to accurately forecast its potential revenue, and there is no meaningful historical financial data upon which to base planned operating expenses. The Company is a relatively young company with no history of earnings or profits, its revenue and income potential is unproved and its business model is still emerging.

(15) The Company's ultimate success may depend on its ability to raise additional capital. Failure to raise the necessary funds in a timely fashion will severely limit the Company's operations and it would be unable to implement its business plan. If the Company raises additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the rights of its common stock and its stockholders may experience additional dilution. In the event of a bankruptcy in either case shareholders could lose their entire investments. If necessary, management shall provide the necessary capital to meet the Company's needs for the next six (6) months from their personal funds. No commitments to provide additional funds beyond the next six (6) months have been made by management or other shareholders. When additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company.

(16) There is currently no trading market for the Company's securities, and there is no assurance that any trading market in the Company's securities will develop. Because the Company's securities have not been registered for resale under the blue sky laws of any state, the holders of such shares and those persons desiring to purchase them in any trading market that may develop in the future should be aware that there may be significant state blue sky law restrictions on the ability of investors to sell and on purchasers to buy the Company securities. Investors may be unable to sell their stock in the Company. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. Investors may be unable to resell their stock without the significant expense of state registration or qualification.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Graf Image is in the trading card business. We are not in the retail trading card business but the trading of trading card business. Beginning we are going to focus on Hockey cards, then expanding into basketball, golf, baseball, and football cards. We intend to develop a fully interactive trading platform to bring sports card enthusiasts together. The trading card business was founded on the idea that after the initial purchase of cards there would be a secondary trading market for the cards. We feel that the secondary market has focused on the resale of these cards rather than the trading of these cards. Everyday thousands of transactions occur in the secondary market alone. Our company plans to create a platform that people can trade cards as individuals paying per trade, rather than purchasing cards and paying fees to buy and sell cards.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company intends to offer this service online and secondarily at trade shows. Our website is in the initial stages of planning and development. We do not have at this time a working prototype. There are many websites that are similar to what ours will be like on the web. The completion of this website will require a material amount of the company's resources. It is estimated that the fully developed site will cost approximately fifteen thousand dollars. The company will not be dependant on any suppliers for the initial development. The company will be dependant on the website developer to complete the site. There are no existing supply contracts.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

The trading card industry is a rapidly expanding industry that focuses predominantly on the sale of trading cards. The trend in the industry today is one that is increasingly focusing on high end products that are aimed at middle-aged men with some disposable income. The cards themselves are expensive and often contain pieces of equipment, uniforms, or signatures. The industry is no longer focused on kids buying the cards for a piece of bubble gum. The company plans on competing online so the geographic area is not relevant.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Competition is expected to be by service and price. The Company plans on a pricing scheme of users buying a number of trades. Trades will cost a dollar a trade, paid by both sides of the transaction. Our Company differs from the primary competition in two different ways. First we are in the trading of trading business rather than buying and selling such as Ebay is. Secondly, we do not charge a monthly subscription fee. Ebay is a large company that has name recognition. As one of our competitors we feel that they have an upper hand in that they are an established company with great customer base and industry recognition. However we hope to draw people to our site by providing a different service that they do not offer, trades. Ebay charges users to list items on their auction. We plan on having no fees for posting "want" or "have" lists on our site. Our other and more direct competitor is Sportswappers.com. They are a small company that we will be in direct competition with. We will be different in that they charge monthly fees to access their site. People are charged whether or not they make any trades. This will be our greatest competitive edge. On our site customers will only have to pay for services if a trade is actually made.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Once our site is fully operational and any glitches have been worked out we plan to advertise in trade magazines. Our marketing strategy is to get our name known to sports card enthusiasts. Advertising in these magazines and setting up booths at trade shows will be our main focus. We will also focus on top listings on search engines as we are an online company. The establishment of affiliations with card companies will further promote our name in the industry and give credibility to our service. The marketing will be done by the company President. There are no existing sales contracts.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 03/31/03 $Nil
(a recent date)

N/A
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

N/A

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The officers of the Company are the only employees of the Company. The Company does not anticipate hiring additional employees within the next 12 months.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company currently occupies space owned by its President, Kevin Ericksteen until such time the Company is in a financial position to lease separate office space.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations do not depend on patents, copyrights, trade secrets, or any other proprietary information. There are no licensing agreements. The Company is building a platform for trading that may be copied at any time. The Company has not expended any amounts of money on research and development as of yet. In the coming year the company plans on spending approximately $15,000 for the development of the website.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company's services are not subject to any material regulation by federal, state or local governmental agencies.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The only material event the Company has experienced is this decision to go forward with developing this new business.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
1.	Website Completion	Once offering is complete, the web designer shall begin the final stages of completing the site	1 to 2 months
2.	Test trials of website	Utilize a group of people to simulate the manner in which the platform is going to operate	Immediately following completion of website
3.	Advertising	Use offering proceeds to run adds in designated trade magazines	3 months
4.	Obtain one thousand members	Through advertising campaign and word of mouth from members	6 months
5.	Begin selling advertising space on the site	Achieve reasonable hit rate to attract advertisers	9 months

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12).

The consequences of any of the first two above milestones being delayed only puts us behind in the achievement of time allotted. The level of operating costs is relatively low and should put no added burden on the company. However if (4) and (5) are delayed there will be added stress on the company. Due to the low costs of operations, if there are few members and few advertisers then the costs of operations will be lower. The cost of operations will grow proportionately with the number of trades and advertising done.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $_______________ ($_______________ per share)

   N/A

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   N/A

$$\frac{\text{Offering Price Per Share}}{\text{Net After-Tax Earnings Last}} = \frac{\qquad\qquad}{\text{(price/earnings multiple)}}$$

Year Per Share

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

Less than .001 per share

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

We arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it should not be regarded as an indicator of any future market price of the securities.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

N/A

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 5.75 %

If the minimum is sold: N/A

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $870,000 *

If the minimum is sold: N/A

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: N/A.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

		If Minimum Sold Amount	If Maximum Sold Amount
	Total Proceeds	N/A	$50,000
	Less: Offering Expenses		$100%
1	Legal & Accounting		$ 5,000
	Net Proceeds From Offering		$45,000
	Use of Net Proceeds		
2	Website Completion		$15,000
7	Telephone		$ 2,500
10	Advertising		$ 15,000
8	Office Supplies		$ 1,000
4	DSL Line		$ 360
3	Internet		$ 1,200
6	Software		$ 1,000
12	Subscriptions		$ 500
9	Filing Fees		$ 164
11	Postage, Fed-X		$ 600
14	Miscellaneous		$ 1,200
15	Cash Reserve		$ 6476
	Total Use of Net Proceeds		$45,000
			$50,000

100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

See corresponding numbers next to each item.

> Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

N/A

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

N/A

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	03 /31/03	Mini	Maximum
Debt:			
Short-term debt (average interest rate 0%)	$0	N/A	$0
Long-term debt (average interest rate ___%)	$0		$0
Total debt	$0		$0
Stockholders equity (deficit): Preferred stock — par or stated value (by class of preferred in	less than $.001 per share		$.--- per share

order of preferences)		
Common		
Common stock — par or stated value	$.001	$.001
Additional paid in capital	$-------	$------
Retained earnings (deficit)	$0	$0
Total stockholders equity (deficit)	less than $.001 per share	$.--- per share
Total Capitalization	$-------	$------

Number of preferred shares authorized to be outstanding:N/A

Number of Class of Preferred	Par Value Shares Authorized	Per Share
N/A	N/A	N/A

Number of common shares authorized: 25,000,000 shares. Par or stated value per share, if any: $0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: ________ shares. N/A

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:

____

[ ] Other:____

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify): ______________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe:

____

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: ______________________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ____

(4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices: ________________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No

Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $0

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $0

How much indebtedness is junior (subordinated) to the securities? $ 0

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

N/A

Last Fiscal Year N/A

		Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings" / "Fixed Charges"	=	___________	___________	___________
If no earnings show "Fixed Charges" only		___________	___________	___________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: N/A

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: N/A

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ___________ N/A

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: N/A

Name:	______________	Name:	______________
Address:	______________	Address:	______________
	______________		______________
Telephone No.:	(___)______________	Telephone No.:	(___)______________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Kevin Ericksteen	Name:	______________
Address:	9825 East Turquoise Avenue Tempe, AZ 85258	Address:	______________ ______________
Telephone No.:	(602) 821-6492	Telephone No.:	(___)______________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No

N/A

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

N/A

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

N/A

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Kevin Ericksteen's shares are restricted as affiliate shares and are subject to volume limitations on resale.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Director/President

Name: Kevin Ericksteen Age: 63

Office Street Address:
9825 East Turquoise Avenue

Scottsdale, Arizona 85258 Telephone No.: (602) 821-6492

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

1997-present: Self-employed business consultant

Education (degrees, schools, and dates):

Bachelor of Arts Degree in History from Arizona State University in 1997, and attended the University of San Diego School of Law from 1998-1999.

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 40%

30. Chief Operating Officer: N/A Title: ______________________________

Name: __________________________ Age: _______________

Office Street Address:
__________________________________ Telephone No.: (____)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: N/A Title: ______________________________

Name: ______________________ Age: ___________________

Office Street Address: ________________________________ Telephone No.: (____)________________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel: N/A

(A) Name: ____________________________ Age: __________________

Title: _______________________________________

Office Street Address: ___________________________________ Telephone No.: (____)________________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: ___________________________ Age: _______________

Title: _______________________________________

Office Street Address: ____________________________________ Telephone No.: (____)________________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. Number of Directors: (1). If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: One

34. Information concerning outside or other Directors (i.e. those not described above): N/A

(A) Name: Age: ___________

Title:

Office Street Address: Telephone No.:

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: ____ Age: _________

Title: ____

Office Street Address: Telephone No.:

____ (___)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: ____ Age: __________

Title: ____

Office Street Address: Telephone No.:
____ (___)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

N/A

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances.

including relevant dates.

Kevin Ericksteen has never managed a start-up or development stage company

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of

convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Kevin Ericksteen					
Common	$0.01	5,000,000	100%	5,500,000	90.90%

Office Street Address:
9825 East Turquoise Avenue

Tempe, AZ 85283

Telephone No. (602) 821-6492

Principal occupation: Business Consultant/Director/Officer

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 5,000,000 shares (100 % of total outstanding)

After offering:

a) Assuming minimum securities sold: _______ shares (______ % of total outstanding) N/A

b) Assuming maximum securities sold: 5,000,000 shares (90.90 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

N/A

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

N/A

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

N/A

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0	$0
Chief Operating Officer	N/A	N/A
Chief Accounting Officer	N/A	N/A
Key Personnel:	N/A	N/A

____
____
____

Others:

____
____
______________________________ N/A N/A

Total:	$ 0	$0
Directors as a group (number of persons)	$0	$0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

N/A

(c) If any employment agreements exist or are contemplated, describe:

N/A

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

N/A

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

N/A

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Kevin Ericksteen intends to enter into an employment agreement with the company containing a non-compete provision.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

N/A

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

N/A

Name of Tax Advisor: Shelley Int'l, CPA
Address: 161 East 1st Street, Mesa, AZ 85201
Telephone No. (480) 461-8301

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

    N/A

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A. See Exhibit 4.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes. N/A

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of

the probable extent of the impact, if possible. N/A

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

    N/A

50. Foreign sales as a percent of total sales for last fiscal year: ______ %. Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:

    N/A

PART III — EXHIBITS

Item 1. Index to Exhibits

3.1	Articles of Incorporation
3.2	Bylaws
4.1	Unaudited Financial Statement
5.1	Consent of Legal Counsel

Item 2. Description of Exhibits

Articles of Incorporation of Grafx Image, Incorporated filed with the State of Nevada on October 28, 1999

Bylaws of Grafx Image, Incorporated dated October 28, 1999

Unaudited Financial Statements of Grafx Image, Incorporated

Consent of The O'Neal Law Firm,P.C., Legal Counsel to Grafx Image, Incorporated

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tempe, State of Arizona, on May 28, 2003.

(Issuer) GRAFX IMAGE, INCORPORATED

By (Signature and Title)  PRESIDENT

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) 

(Title) PRESIDENT

(Selling security holder) _N/A

(Date) 5/28/2003

EXHIBIT 3.1

Articles of Incorporation

FILED # C 26834-99

OCT 28 1999

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

ARTICLES OF INCORPORATION
OF
GRAFX IMAGE, INC.

The undersigned, a natural person, over the age of twenty-one (21) years, in order to form a corporation for, under and pursuant to the provisions of the laws of the State of Nevada, does hereby certify as follows:

ARTICLE I
NAME AND PURPOSE

The name of the Corporation, hereinafter called the "Corporation" is:

GRAFX IMAGE, INC.

The purpose for which this Corporation is created is to conduct any lawful business or businesses for which corporations may be incorporated pursuant to Chapter 78 of the Nevada Revised Statutes, and shall have all the powers as provided thereunder.

ARTICLE II
RESIDENT AGENT AND PRINCIPAL OFFICE

The address of the initial principal office of the Corporation is 1555 E. Flamingo Road, #151, Las Vegas, NV 89119. The name of its initial resident agent at such address is Russert Services, Inc.

The Corporation may conduct all or part of its business in any other part of the State of Nevada, or any other State in the United States.

ARTICLE III
CAPITAL STOCK

1. Number of Shares. The aggregate number of capital stock shares which the Corporation shall have authority to issue is twenty-five million (25,000,000) shares, of common stock, $.001 par value. The Board of Directors may, in its discretion, issue preferred stock and debt securities with such terms and conditions as it may decide, without shareholder approval.

2. Voting Rights of Shareholders. Each voting shareholder of record shall have one vote for each share of stock standing in his name on the books of the Corporation and entitled to vote. Cumulative voting shall not be allowed in the election of directors or for any other purpose.

3. No Preemptive Rights. No shareholder of the Corporation shall have any preemptive or other rights to subscribe for any additional shares of stock, or for other securities of any class, or for rights, warrants or options to purchase stock or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

4. Shareholder Distributions. The Board of Directors may from time to time distribute to the shareholders in partial liquidation, out of stated capital or capital surplus of the Corporation, a portion of its assets, in cash or property, subject to the limitations contained in the statutes of the State of Nevada.

5. No Assessments. After the subscription price a par value of the capital stock of the Corporation has been paid, such capital stock shall not be subject to any assessments.

ARTICLE IV
DIRECTORS AND OFFICERS

1. Number of Directors. The Board of Directors shall consist of between one (1) and thirteen (13) members as the By-Laws shall prescribe, but in no event shall the number of directors be more than thirteen (13) or less than one (1).

2. Initial Board of Directors. The Names of those persons who shall constitute the Board of Directors of the Corporation for the first year of its existence or until their successors are duly elected and qualified are:

Name	Address
Darrell Sheridan	**4215 N. Civic Center Blvd., Suite 143 Scottsdale, AZ 85251**

ARTICLE V
INDEMNIFICATION

The Corporation shall indemnify any officer, director, employee or agent that incurs expenses or liabilities by reason of the fact that he or she is or was an officer, director, employee or agent of the Corporation or is or was serving at the request of the Corporation as an officer, director employee or agent of the corporation or is or was serving at the request of the Corporation as an officer, director or employee of another corporation, partnership, joint venture, trust or other entity. This indemnification, as more specifically set further in the Bylaws of the Corporation, shall be mandatory in all circumstances in which indemnification is permitted by law. However, such indemnification must not eliminate or limit the liability of an officer, director, employee or agent for (a) acts or omissions which involve intentional misconduct, fraud, or an knowing violation of law; or (b) the payment of distributions in violation of NRS 78.300.

ARTICLE VI
INCORPORATOR

The name and address of the Incorporator is:

Name	Address
Valerie J. Sams	**11260 N. 92nd Street Scottsdale, AZ 85260**

IN WITNESS WHEREOF, I have hereunto set my hand this 26th day of October, 1999.

Valerie J. Sams, Incorporator

VERIFICATION

STATE OF ARIZONA)
) **ss**
COUNTY OF MARICOPA)

I, Kory L. Drent, a Notary Public, hereby certify that on the 26th day of October, 1999, personally appeared before me Valerie J. Sams who, being by me first duly sworn, declared that he was the person who signed the foregoing document as Incorporator and that the statements therein contained are true.

My commission expires: 18 March 2002

Witness my hand and official seal.

(SEAL)


OFFICIAL SEAL
KORY L. DRENT
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires Mar. 18, 2002

Notary Public

CERTIFICATE OF ACCEPTANCE

In the matter of Grafx Image, Inc.

I, Russert Services, Inc., hereby state that on October 26, 1999, I accept appointment as Resident Agent for the above named entity.

The street address of the resident agent in Nevada is as follows:

Resident Agent Address: Russert Services, Inc.
1555 E. Flamingo Road, #151
Las Vegas, NV 89119

Mailing Address: Same as above

(Signature of Resident Agent)

10-26-99
(Dated)

EXHIBIT 3.2

Bylaws

BY-LAWS
OF

GRAFX IMAGE, INC.

ARTICLE I

OFFICES

Section 1. PRINCIPAL OFFICE. The principal office for the transaction of business of the corporation shall be fixed or may be changed by approval of a majority of the authorized Directors, and additional offices may be established and maintained at such other place or places as the Board of Directors may from time to time designate.

Section 2. OTHER OFFICES. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business.

ARTICLE II

DIRECTORS - MANAGEMENT

Section 1. RESPONSIBILITY OF BOARD OF DIRECTORS. Subject to the provisions of applicable law and to any limitations in the Articles of Incorporation of the corporation relating to action required to be approved by the Shareholders, or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors. The Board may delegate the management of the day-to-day operation of the business of the corporation to an executive committee or others, provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board.

Section 2. STANDARD OF CARE. Each Director shall perform the duties of a Director, including the duties as a member of any committee of the Board upon which the Director may serve, in good faith, in a manner such Director believes to be in the best interests of the corporation, and with such care, including reasonable inquiry, as an ordinary prudent person in a like position would use under similar circumstances.

Section 3. NUMBER AND QUALIFICATION OF DIRECTORS. The authorized number of Directors shall be three (3) until changed by a duly adopted amendment to the Articles of Incorporation or by an amendment to this by-law adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

Section 4. ELECTION AND TERM OF OFFICE OF DIRECTORS. Directors shall be elected at each annual meeting of the Shareholders to hold office until the next annual meeting. Each Director, including a Director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

Section 5. VACANCIES. Vacancies in the Board of Directors may be filled by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, except that a vacancy created by the removal of a Director by the vote or written consent of the Shareholders or by court order may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of holders of a majority of the outstanding shares entitled to vote. Each Director so elected shall hold office until the next annual meeting of the Shareholders and until a successor has been elected and qualified.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of the death, resignation, or removal of any Director, or if the Board of Directors by resolution declares vacant the office of a Director who has been declared of unsound mind by an order of court or convicted of a felony, or if the authorized number of Directors is increased, or if the Shareholders fail, at any meeting of Shareholders at which any Director or Directors are elected, to elect the number of Directors to be voted for at that meeting.

The Shareholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors, but any such election by written consent shall require the consent of a majority of the outstanding shares entitled to vote.

Any Director may resign effective on giving written notice to the Chairman of the Board, the President, the Secretary, or the Board of Directors, unless the notice specifies a later time for that resignation to become effective. If the resignation of a Director is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective.

No reduction of the authorized number of Directors shall have the effect of removing any Director before that Directors' term of office expires.

Section 6. REMOVAL OF DIRECTORS. Subject to applicable law, the entire Board of Directors or any individual Director may be removed from office. In such case, the remaining Board members may elect a successor Director to fill such vacancy for the remaining unexpired term of the Director so removed.

Section 7. NOTICE, PLACE AND MANNER OF MEETINGS. Meetings of the Board of Directors may be called by the Chairman of the Board, or the President, or any Vice President, or the Secretary, or any two (2) Directors and shall be held at the principal executive office of the corporation, unless some other place is designated in the notice of the meeting. Members of the Board may participate in a meeting through use of a conference telephone or similar communications equipment so long as all members participating in such a meeting can hear one another. Accurate minutes of any meeting of the Board or any committee thereof, shall be maintained by the Secretary or other Officer designated for that purpose.

Section 8. ORGANIZATIONAL MEETINGS. The organizational meetings of the Board of Directors shall be held immediately following the adjournment of the Annual Meetings of the Shareholders.

Section 9. OTHER REGULAR MEETINGS. Regular meetings of the Board of Directors shall be held at the corporate offices, or such other place as may be designated by the Board of Directors, as follows:

Time of Regular Meeting: 9:00 A.M.
Date of Regular Meeting: Last Friday of every month

If said day shall fall upon a holiday, such meetings shall be held on the next succeeding business day thereafter. No notice need be given of such regular meetings.

Section 10. SPECIAL MEETINGS - NOTICES - WAIVERS. Special meetings of the Board may be called at any time by the President or, if he or she is absent or unable or refuses to act, by any Vice President or the Secretary or by any two (2) Directors, or by one (1) Director if only one is provided.

At least forty-eight (48) hours notice of the time and place of special meetings shall be delivered personally to the Directors or personally communicated to them by a corporate Officer by telephone or telegraph. If the notice is sent to a Director by letter, it shall be addressed to him or her at his or her address as it is shown upon the records of the corporation, or if it is not so shown on such records or if not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed, it shall be deposited in the United States mail, postage prepaid, in the place in which the principal executive officer of the corporation is located at least four (4) days prior to the time of the holding of the meeting. Such mailing, telegraphing, telephoning or delivery as above provided shall be due, legal and personal notice to such Director.

When all of the Directors are present at any Directors' meeting, however, called or noticed, and either (i) sign a written consent thereto on the records of such meeting, or, (ii) if a majority of the Directors is present and if those not present sign a waiver of notice of such meeting or a consent to holding the meeting or an approval of the minute thereof, whether prior to or after the holding of such meeting, which said waiver, consent or approval shall be filed with the Secretary of the corporation, or, (iii) if a Director attends a meeting without notice but without protesting, prior thereto or at its commencement, the lack of notice, then the transactions thereof are as valid as if had at a meeting regularly called and noticed.

Section 11. DIRECTORS' ACTION BY UNANIMOUS WRITTEN CONSENT. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as if taken by a unanimous vote of Directors, if authorized by a writing signed individually or collectively by all members of the Board. Such consent shall be filed with the regular minutes of the Board.

Section 12. QUORUM. A majority of the number of Directors as fixed by the Articles of Incorporation or By-Laws shall be necessary to constitute a quorum for the transaction of business, and the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the Directors, in the absence of a quorum, may adjourn from time to time, but may not transact any business. A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of Directors, if any action taken is approved by a majority of the required quorum for such meeting.

Section 13. NOTICE OF ADJOURNMENT. Notice of the time and place of holding an adjourned meeting need not be given to absent Directors if the time and place be fixed at the meeting adjourned and held within twenty-four (24) hours, but if adjourned more than twenty-four (24) hours, notice shall be given to all Directors not present at the time of the adjournment.

Section 14. COMPENSATION OF DIRECTORS. Directors, as such, shall not receive any stated salary for their services, but by resolution of the Board a fixed sum and expense of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board; provided that nothing herein contained shall be construed to preclude any Director from serving the corporation in any other capacity and receiving compensation therefor.

Section 15. COMMITTEES. Committees of the Board may be appointed by resolution passed by a majority of the whole Board. Committees shall be composed of two (2) or more members of the Board and shall have such powers of the Board as may be expressly delegated to it by resolution of the Board of Directors, except those powers expressly made non-delegable by applicable law.

Section 16. ADVISORY DIRECTORS. The Board of Directors from time to time may elect one or more persons to be Advisory Directors who shall not by such appointment be members of the Board of Directors. Advisory Directors shall be available from time to time to perform special assignments specified by the President, to attend meetings of the Board of Directors upon invitation and to furnish consultation to the Board. The period during which the title shall be held may be prescribed by the Board of Directors. If no period is prescribed, the title shall be held at the pleasure of the Board.

Section 17. RESIGNATIONS. Any Director may resign effective upon giving written notice to the Chairman of the Board, the President, the Secretary or the Board of Directors of the Corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

ARTICLE III

OFFICERS

Section 1. OFFICERS. The Officers of the corporation shall be a President, a Secretary, and a Chief Financial Officer. The corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, or one or more Assistant Treasurers, and such other Officers as may be appointed in accordance with the provisions of Section 3 of this Article. Any number of offices may be held by the same person.

Section 2. ELECTION. The Officers of the corporation, except such Officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold office until he or she shall resign or shall be removed or otherwise disqualified to serve or a successor shall be elected and qualified.

Section 3. SUBORDINATE OFFICERS, ETC. The Board of Directors may appoint such other Officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided by the By-Laws or as the Board of Directors may from time to time determine.

Section 4. REMOVAL AND RESIGNATION OF OFFICERS. Subject to the rights, if any, of any Officer under any contract of employment, any Officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting of the Board, or except in case of an Officer chosen by the Board of Directors by any Officer upon whom such power of removal may be conferred by the Board of Directors.

Any Officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the Officer is a party.

Section 5. VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filed in the manner prescribed in the By-Laws for regular appointment to that office.

Section 6. CHAIRMAN OF THE BOARD. The Chairman of the Board, if such an officer be elected, shall, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned by the Board of Directors or prescribed by the By-Laws. If there is no President, the Chairman of the Board shall in addition be the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in Section 7 of this Article.

Section 7. PRESIDENT/CHIEF EXECUTIVE OFFICER. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an Officer, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and Officers of the corporation. He or she shall preside at all meetings of the Shareholders and in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. The President shall be ex officio a member of all the standing committees, including the Executive Committee, if any, and shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or the By-Laws.

Section 8. VICE PRESIDENT. In the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to, all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the By-Laws.

Section 9. SECRETARY. The Secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings of Directors and Shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Directors' meetings, the number of shares present or represented at Shareholders' meetings and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal office or at the office of the corporation's transfer agent, a share register, or duplicate share register showing the names of the Shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all the meetings of the Shareholders and of the Board of Directors required by the By-Laws or by law to be given. He or she shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the By-Laws.

Section 10. CHIEF FINANCIAL OFFICER. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained in accordance with generally accepted accounting principles, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, earnings (or surplus) and shares. The books of accounts shall at all reasonable times be open to inspection by any Director.

This Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and Directors, whenever they request it, an account of all of his or her transactions and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the By-Laws.

ARTICLE IV

SHAREHOLDERS' MEETINGS

Section 1. PLACE OF MEETINGS. All meetings of the Shareholders shall be held at the principal executive office of the corporation unless some other appropriate and convenient location be designated for that purpose from time to time by the Board of Directors.

Section 2. ANNUAL MEETINGS. The annual meetings of the Shareholders shall be held, each year, at the time and on the day following:

Time of Meeting: 10:00 A.M.
Date of Meeting: April 20th

If this day shall be a legal holiday, then the meeting shall be held on the next succeeding business day, at the same hour. At the annual meeting, the Shareholders shall elect a Board of Directors, consider reports of the affairs of the corporation and transact such other business as may be properly brought before the meeting.

Section 3. SPECIAL MEETINGS. Special meetings of the Shareholders may be called at any time by the Board of Directors, the Chairman of the Board, the President, a Vice President, the Secretary, or by one or more Shareholders holding not less than one-tenth (1/10) of the voting power of the corporation. Except as next provided, notice shall be given as for the annual meeting.

Upon receipt of a written request addressed to the Chairman, President, Vice President, or Secretary, mailed or delivered personally to such Officer by any person (other than the Board) entitled to call a special meeting of Shareholders, such Officer shall cause notice to be given, to the Shareholders entitled to vote, that a meeting will be held at a time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of such request. If such notice is not given within twenty (20) days after receipt of such request, the persons calling the meeting may give notice thereof in the same manner provided by these By-Laws.

Section 4. NOTICE OF MEETINGS - REPORTS. Notice of meetings, annual or special, shall be given in writing not less than ten (10) nor more than sixty (60) days before the date of the meeting to Shareholders entitled to vote thereat. Such notice shall be given by the Secretary or the Assistant Secretary, or if there be no such Officer, or in the case of his or her neglect or refusal, by any Director or Shareholder.

Such notices or any reports shall be given personally or by mail and shall be sent to the Shareholder's address appearing on the books of the corporation, or supplied by him or her to the corporation for the purpose of the notice.

Notice of any meeting of Shareholders shall specify the place, the day and the hour of meeting, and (1) in case of a special meeting, the general nature of the business to be transacted and no other business may be transacted, or (2) in the case of an annual meeting, those matters which Board at date of mailing, intends to present for action by the Shareholders. At any meetings where Directors are to be elected notice shall include the names of the nominees, if any, intended at date of notice to be presented by management for election.

If a Shareholder supplies no address, notice shall be deemed to have been given if mailed to the place where the principal executive office of the corporation is situated, or published at least once in some newspaper of general circulation in the County of said principal office.

Notice shall be deemed given at the time it is delivered personally or deposited in the mail or sent by other means of written communication. The Officer giving such notice or report shall prepare and file an affidavit or declaration thereof.

When a meeting is adjourned for forty-five (45) days or more, notice of the adjourned meeting shall be given as in case of an original meeting. Save, as aforesaid, it shall not be necessary to give any notice of adjournment or of the business to be transacted at an adjourned meeting other than by announcement at the meeting at which said adjournment is taken.

Section 5. WAIVER OF NOTICE OR CONSENT BY ABSENT SHAREHOLDERS. The transactions of any meeting of Shareholders, however called and notice, shall be valid as through had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the Shareholders entitled to vote, not present in person or by proxy, sign a written waiver of notice, or a consent to the holding of such meeting or an approval shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance shall constitute a waiver of notice, unless objection shall be made as provided in applicable law.

Section 6. SHAREHOLDERS ACTING WITHOUT A MEETING - DIRECTORS. Any action which may be taken at a meeting of the Shareholders, may be taken without a meeting or notice of meeting if authorized by a writing signed by all of the Shareholders entitled to vote at a meeting for such purpose, and filed with the Secretary of the corporation, provided, further, that while ordinarily Directors can be elected by unanimous written consent, if the Directors fail to fill a vacancy, then a Director to fill that vacancy may be elected by the written consent of persons holding a majority of shares entitled to vote for the election of Directors.

Section 7. OTHER ACTIONS WITHOUT A MEETING. Unless otherwise provided for under applicable law or the Articles of Incorporation, any action which may be taken at any annual or special meeting of Shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Unless the consents of all Shareholders entitled to vote have been solicited in writing,

> (1) Notice of any Shareholder approval without a meeting by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval, and
>
> (2) Prompt notice shall be given of the taking of any other corporate action approved by Shareholders without a meeting be less than unanimous written consent, to each of those Shareholders entitled to vote who have not consented in writing.

Any Shareholder giving a written consent, or the Shareholder's proxyholders, or a transferee of the shares of a personal representative of the Shareholder or their respective proxyholders, may revoke the consent by a writing received by the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the Secretary of the corporation, but may not do so thereafter. Such revocation is effective upon its receipt by the Secretary of the corporation.

Section 8. <u>QUORUM</u>. The holder of a majority of the shares entitled to vote thereat, present in person, or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided by law, by the Articles of Incorporation, or by these By-Laws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the shareholders entitled to vote thereat, present in person, or by proxy, shall have the power to adjourn the meeting from time to time, until the requisite amount of voting shares shall be present. At such adjourned meeting at which the requisite amount of voting shares shall be represented, any business may be transacted which might have been transacted at a meeting as originally notified.

If a quorum be initially present, the Shareholders may continue to transact business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum, if any action taken is approved by a majority of the Shareholders required to initially constitute a quorum.

Section 9. <u>VOTING</u>. Only persons in whose names shares entitled to vote stand on the stock records of the corporation on the day of any meeting of Shareholders, unless some other day be fixed by the Board of Directors for the determination of Shareholders of record, and then on such other day, shall be entitled to vote at such meeting.

Provided the candidate's name has been placed in nomination prior to the voting and one or more Shareholders has given notice at the meeting prior to the voting of the Shareholder's intent to cumulate the Shareholder's votes, every Shareholder entitled to vote at any election for Directors of any corporation for profit may cumulate their votes and give one candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which his or her shares are entitled to, or distribute his or her votes on the same principle among as many candidates as he or she thinks fit.

The candidates receiving the highest number of votes up to the number of Directors to be elected are elected.

The Board of Directors may fix a time in the future not exceeding thirty (30) days preceding the date of any meeting of Shareholders or the date fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the Shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any allotment of rights or to exercise the rights in respect to any such change, conversion or exchange of shares. In such case only Shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meeting, to receive such dividends, distribution or allotment of rights, or to exercise such rights, as the case may be notwithstanding any transfer of any share on the books of the corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period.

Section 10. PROXIES. Every Shareholder entitled to vote, or to execute consents, may do so, either in person or by written proxy, executed in accordance with the provisions of applicable law filed with the Secretary of the corporation.

Section 11. ORGANIZATION. The President, or in the absence of the President, any Vice President, shall call the meeting of the Shareholders to order, and shall act as Chairman of the meeting. In the absence of the President and all of the Vice Presidents, Shareholders shall appoint a Chairman for such meeting. The Secretary of the corporation shall act as Secretary of all meetings of the Shareholders, but in the absence of the Secretary at any meeting of the Shareholders, the presiding Officer may appoint any person to act as Secretary of the meeting.

Section 12. INSPECTORS OF ELECTION. In advance of any meeting of Shareholders, the Board of Directors may, if they so elect, appoint inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election be not so appointed, or if any persons so appointed fail to appear or refuse to act, the chairman of any such meeting may, and on the request of any Shareholder or his or her proxy shall, make such appointment at the meeting in which case the number of inspectors shall be either one (1) or three (3) as determined by a majority of the Shareholders represented at the meeting.

ARTICLE V

CERTIFICATES AND TRANSFER OF SHARES

Section 1. CERTIFICATES FOR SHARES. Certificates for shares shall be of such form and device as the Board of Directors may designate and shall state the name of the record holder of the shares represented thereby; its number; date of issuance; the number of shares for which it is issued; a statement of the rights, privileges preferences and restriction, if any; a statement as to the redemption or conversion, if any; a statement of liens or restrictions upon transfer or voting, if any; if the shares be assessable or, if assessments are collectible by personal action, a plain statement of such facts.

All certificates shall be signed in the name of the corporation by the Chairman of the Board or Vice Chairman of the Board or the President or Vice President and by the Chief Financial Officer or an Assistant Treasurer or the Secretary or any Assistant Secretary, certifying the number of shares and the class or series of shares owned by the Shareholder.

Any or all of the signatures on the certificate may be facsimile. In case any Officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that Officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an Officer, transfer agent, or registrar at the date of issuance.

Section 2. TRANSFER ON THE BOOKS. Upon surrender to the Secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 3. LOST OR DESTROYED CERTIFICATES. Any person claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of that fact and shall, if the Directors so require, give the corporation a bond of indemnity, in form and with one or more sureties satisfactory to the Board, in at least double the value of the stock represented by said certificate, whereupon a new certificate may be issued in the same tender and for the same number of shares as the one alleged to be lost or destroyed.

Section 4. TRANSFER AGENTS AND REGISTRARS. The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars which shall be an incorporated bank or trust company, either domestic or foreign, who shall be appointed at such times and places as the requirements of the corporation may necessitate and the Board of Directors may designate.

Section 5. CLOSING STOCK TRANSFER BOOKS - RECORD DATE. In order that the corporation may determine the Shareholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect to any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days prior to the date of such meeting nor more than sixty (60) days prior to any other action.

If no record date is fixed; the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business on the business day next preceding the day on which notice is given or if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. The record date for determining Shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is given.

The record date for determining Shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

ARTICLE VI

RECORDS - REPORTS - INSPECTION

Section 1. RECORDS. The corporation shall maintain, in accordance with generally accepted accounting principles, adequate and correct accounts, books and records of its business and properties. All of such books, records and accounts shall be kept at its principal executive office as fixed by the Board of Directors from time to time.

Section 2. INSPECTION OF BOOKS AND RECORDS. All books and records shall be open to inspection of the Directors and Shareholders from time to time and in the manner provided under applicable law.

Section 3. CERTIFICATION AND INSPECTION OF BY-LAWS. The original or a copy of these By-Laws, as amended or otherwise altered to date, certified by the Secretary, shall be kept at the corporation's principal executive office and shall be open to inspection by the Shareholders at all reasonable times during office hours.

Section 4. CHECK, DRAFTS, ETC. All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by the Board of Directors.

Section 5. CONTRACT, ETC. -- HOW EXECUTED. The Board of Directors, except as in the By-Laws otherwise provided, may authorize any Officer or Officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no Officer, agent or employee shall have any power or authority to bind the corporation by any contract or agreement, or to pledge its credit, or to render it liable for any purpose or to any amount except as may be provided under applicable law.

ARTICLE VII

ANNUAL REPORTS

Section 1. REPORT TO SHAREHOLDERS, DUE DATE. The Board of Directors shall cause an annual report to be sent to the Shareholders not later than one hundred twenty (120) days after the close of the fiscal or calendar year adopted by the corporation. This report shall be sent at least fifteen (15) days before the annual meeting of Shareholders to be held during the next fiscal year and in the manner specified in Section 4 of the Article IV of these By-Laws for giving notice to Shareholders of the corporation. The annual report shall contain a balance sheet as of the end of the fiscal year and an income statement and statement of changes in financial position for the fiscal year, accompanied by any report of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that the statements were prepared without audit from the books and records of the corporation.

ARTICLE VIII

AMENDMENTS TO BY-LAWS

Section 1. AMENDMENT BY SHAREHOLDERS. New By-Laws may be adopted or these By-Laws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that if the Articles of Incorporation of the corporation set forth the number of authorized Directors of the corporation, the authorized number of Directors may be changed only by an amendment of the Article of Incorporation.

Section 2. POWERS OF DIRECTORS. Subject to the right of the Shareholders to adopt, amend or repeal By-Laws, as provided in Section 1 of this Article VIII, and the limitations, if any, under law, the Board of Directors may adopt, amend or repeal any of these By-Laws other than a By-Law or amendment thereof changing the authorized number of Directors.

Section 3. RECORD OF AMENDMENTS. Whenever an amendment or new By-Law is adopted, it shall be copied in the book of By-Laws with the original By-Laws, in the appropriate place. If any By-Law is repealed, the fact of repeal with the date of the meeting at which the repeal was enacted or written assent was filed shall be stated in said book.

ARTICLE IX

CORPORATE SEAL

Section 1. Seal. The corporate seal shall be circular in form, and shall have inscribed thereon the name of the corporation, the date and State of incorporation.

ARTICLE X

MISCELLANEOUS

Section 1. REPRESENTATION OF SHARES IN OTHER CORPORATIONS. Shares of other corporations standing in the name of this corporation may be voted or represented and all incidents thereto may be exercised on behalf of the corporation by the Chairman of the Board, the President or any Vice President and the Secretary or an Assistant Secretary.

Section 2. SUBSIDIARY CORPORATIONS. Shares of this corporation owned by a subsidiary shall not be entitled to vote on any matter. A subsidiary for these purposes is defined as a corporation, the shares of which possessing more than 25% of the total combined voting power of all classes of shares entitled to vote, are owned directly or indirectly through one (1) or more subsidiaries.

Section 3. INDEMNITY. Subject to applicable law, the corporation may indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as appropriate. In any event, the corporation shall have the right to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

Section 4. <u>ACCOUNTING YEAR</u>. The accounting year of the corporation shall be fixed by resolution of the Board of Directors.

EXHIBIT 4.1

Unaudited Financial Statements

Date : 03/31/03
Time : 6:32 PM

GRAFX IMAGE, INC.
9825 E TURQUOISE AVE
SCOTTSDALE, AZ 85258

Account Name	Year to Date	% YTD
ASSETS		
Current:		
Checking Account	1,540.00	100.0
Total Current	1,540.00	100.0
Fixed:		
Furn & Fix-Original Value	0.00	0.0
Original Cost	0.00	0.0
Accum. Deprec - Fur & Fix	0.00	0.0
Accumulated Depreciation	0.00	0.0
Total Fixed	0.00	0.0
Other Assets		
Deposits	0.00	0.0
Total Other	0.00	0.0
TOTAL ASSETS	1,540.00	100.0
LIABILITIES		
Long Term:		
Federal Payroll Tax	0.00	0.0
State W/H Tax	0.00	0.0
Total Long Term	0.00	0.0
TOTAL LIABILITIES	0.00	0.0
NET WORTH		
Paid in Capital	5,600.00	363.6
Current Earnings	-4,060.00	-263.6
TOTAL EQUITY	1,540.00	100.0
LIABILITIES + EQUITY	1,540.00	100.0

Balance Sheet Based on Representation of Management; Prepared Without Audit Verification

Income Statement, Month & YTD th03/31/03

Account Name	Current Month	% Month	Year to Date	% YTD
REVENUES				
Revenue	0.00	0.0	0.00	0.0
Net Sales	0.00	0.0	0.00	0.0
OPERATING EXPENSES				
Bank Charges	0.00	0.0	20.00	0.0
Legal	0.00	0.0	3,000.00	0.0
Licenses / Permits	0.00	0.0	840.00	0.0
Professional Fees	0.00	0.0	200.00	0.0
Total Operating Expense	0.00	0.0	4,060.00	0.0
Operating Profit (Loss)	0.00	0.0	-4,060.00	0.0
Profit/(Loss) before Tax	0.00	0.0	-4,060.00	0.0

Income Statement Based on Representation of Management;
Prepared Without Audit Verification.

EXHIBIT 5.1

OPINION RE: LEGALITY

THE O'NEAL LAW FIRM, P.C.
668 North 44th Street, Suite 233
Phoenix, Arizona 85008
(602) 267-3855
(602) 267-7400 (fax)

OPINION OF COUNSEL AND CONSENT OF COUNSEL

TO: Kevin Ericksteen, President
Grafx Image, Incorporated

RE: Registration Statement on Form 1-A

Mr. Ericksteen:

As counsel to Grafx Image, Incorporated, a Nevada corporation (the "Company"), we have participated in the preparation of the Company's Registration Statement on Form 1-A filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the registration of 500,000 shares of the Company's $0.001 par value common stock on behalf of the Company's existing shareholders. As counsel to the Company, we have examined such corporate records, certificates and other documents of the Company, and made inquiries of such officers of the Company, as we have deemed necessary or appropriate for purposes of this opinion. Based upon such examinations, we are of the opinion that the shares of the Company's common stock, when issued in the manner set forth in the Registration Statement, will be validly issued, fully paid and non-assessable shares of the shares of the common stock of the Company. We hereby consent to the inclusion of this Opinion as an exhibit to the Registration Statement on Form 1-A filed by the Company and the reference to our firm contained therein.

Sincerely,



THE O'NEAL LAW FIRM, P.C.
Phoenix, Arizona

DATED: May 28, 2003.